Exhibit 99.1

iQIYI Announces First Quarter 2024 Financial Results

BEIJING, CHINA, May 16, 2024 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Total revenues were RMB7.9 billion (US$1.1 billion1), decreasing 5% year over year.

•

Operating income was RMB944.8 million (US$130.8 million) and operating income margin was 12%, compared to operating income of RMB858.6 million and operating income margin of 10% in the same period in 2023.

•

Non-GAAP operating income[2] was RMB1.1 billion (US$150.4 million) and non-GAAP operating income margin was 14%, compared to non-GAAP operating income of RMB1.0 billion and non-GAAP operating income margin of 12% in the same period in 2023.

•	Net income attributable to iQIYI was RMB655.3 million (US$90.8 million), compared to net income attributable to iQIYI of RMB618.1 million in the same period in 2023.

•	Non-GAAP net income attributable to iQIYI[2] was RMB844.3 million (US$116.9 million), compared to non-GAAP net income attributable to iQIYI of RMB939.5 million in the same period in 2023.

“Our operating profits and corresponding margins reached historical highs, thanks to our quality execution and increased operating efficiency,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “The initial integration of generative AI into our operations is already yielding promising results. We are eager to harness the power of this innovative technology to improve our capacity for delivering top-tier content and to expand our growth possibilities.”

“We have been generating positive operating cash flow for eight consecutive quarters, and our balance sheet continued to improve,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “This makes our business more defensible and offers us more tools to improve shareholder value over time.”

First Quarter 2024 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
Total revenues	8,348,807	7,706,468	7,927,355
Operating income	858,631	773,709	944,753
Operating income (non-GAAP)	1,034,296	927,818	1,085,762
Net income attributable to iQIYI, Inc.	618,109	466,233	655,317
Net income attributable to iQIYI, Inc. (non-GAAP)	939,533	682,026	844,325
Diluted net income per ADS	0.64	0.48	0.68
Diluted net income per ADS (non-GAAP)[2]	0.97	0.70	0.87

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2203 as of March 29, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

First Quarter 2024 Financial Results

Total revenues reached RMB7.9 billion (US$1.1 billion), decreasing 5% year over year.

Membership services revenue was RMB4.8 billion (US$664.6 million), decreasing 13% year over year. The decrease was primarily due to the high base effect in the same period last year.

Online advertising services revenue was RMB1.5 billion (US$205.3 million), increasing 6% year over year. The increase was primarily driven by the growth of performance-based advertising business.

Content distribution revenue was RMB928.0 million (US$128.5 million), increasing 27% year over year, primarily driven by the distribution of several major titles.

Other revenues were RMB718.4 million (US$99.5 million), increasing 8% year over year, primarily driven by the increase of revenue derived from third-party cooperation.

Cost of revenues was RMB5.6 billion (US$779.9 million), decreasing 5% year over year. Content costs as a component of cost of revenues were RMB4.0 billion (US$553.5 million), decreasing 5% year over year. The decrease in content cost was driven by our improvement in content strategy and operating efficiency.

Selling, general and administrative expenses were RMB922.0 million (US$127.7 million), decreasing 17% year over year. The decrease was primarily due to disciplined marketing spending and reversal of allowance for credit losses.

Research and development expenses were RMB429.3 million (US$59.5 million), flat year over year.

Operating income was RMB944.8 million (US$130.8 million), increasing 10% year over year. Operating income margin was 12%, compared to operating income margin of 10% in the same period in 2023. Non-GAAP operating income was RMB1.1 billion (US$150.4 million), increasing 5% year over year. Non-GAAP operating income margin was 14%, compared to non-GAAP operating income margin of 12% in the same period in 2023.

Total other expense was RMB261.3 million (US$36.2 million), increasing 25% year over year, primarily due to loss from foreign exchange, less interest income and non-operating income related to the repurchase of convertible senior notes, partially offset by less loss pick-up from equity method investments.

Income before income taxes was RMB683.5 million (US$94.7 million), compared to income before income taxes of RMB650.4 million in the same period in 2023.

Income tax expense was RMB17.6 million (US$2.4 million), compared to income tax expense of RMB24.6 million in the same period in 2023.

Net income attributable to iQIYI was RMB655.3 million (US$90.8 million), increasing 6% year over year. Diluted net income attributable to iQIYI per ADS was RMB0.68 (US$0.09) for the first quarter of 2024, compared to diluted net income attributable to iQIYI per ADS of RMB0.64 in the same period of 2023. Non-GAAP net income attributable to iQIYI was RMB844.3 million (US$116.9 million), decreasing 10% year over year. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.87 (US$0.12), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.97 in the same period of 2023.

Operating cash flow was RMB937.8 million (US$129.9 million), compared to operating cash flow of RMB1.0 billion in the same period of 2023. Free cash flow was RMB915.3 million (US$126.8 million), compared to free cash flow of RMB1.0 billion in the same period of 2023.

As of March 31, 2024, the Company had cash, cash equivalents, short-term investments and long-term restricted cash included in prepayments and other assets of RMB7.3 billion (US$1.0 billion).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 16, 2024, U.S. Eastern Time (7:00 PM on May 16, 2024, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10038227-kjuy76.html

It will automatically direct you to the registration page of “iQIYI First Quarter 2024 Earnings Conference Call “, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 23, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10038227

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	5,547,305	4,808,727	4,798,861
Online advertising services	1,403,752	1,650,513	1,482,052
Content distribution	731,907	506,059	928,009
Others	665,843	741,169	718,433

Total revenues	8,348,807	7,706,468	7,927,355

Operating costs and expenses:
Cost of revenues	(5,956,003)	(5,533,082)	(5,631,239)
Selling, general and administrative	(1,105,855)	(947,806)	(922,035)
Research and development	(428,318)	(451,871)	(429,328)

Total operating costs and expenses	(7,490,176)	(6,932,759)	(6,982,602)

Operating income	858,631	773,709	944,753

Other income/(expense):
Interest income	104,986	55,098	58,740
Interest expenses	(285,964)	(284,301)	(282,135)
Foreign exchange gain/(loss), net	36,982	10,660	(31,551)
(Loss)/gain from equity method investments	(85,109)	(1,284)	13,514
Others, net	20,862	(39,972)	(19,859)

Total other expense, net	(208,243)	(259,799)	(261,291)

Income before income taxes	650,388	513,910	683,462

Income tax expense	(24,632)	(38,473)	(17,633)

Net income	625,756	475,437	665,829

Less: Net income attributable to noncontrolling interests	7,647	9,204	10,512

Net income attributable to iQIYI, Inc.	618,109	466,233	655,317

Net income attributable to ordinary shareholders	618,109	466,233	655,317

Net income per share for Class A and Class B ordinary shares:
Basic	0.09	0.07	0.10
Diluted	0.09	0.07	0.10
Net income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.66	0.49	0.68
Diluted	0.64	0.48	0.68
Weighted average number of Class A and Class B ordinary shares used in net income per share computation:
Basic	6,569,658,687	6,713,897,712	6,717,652,924
Diluted	6,754,965,091	6,834,735,594	6,788,073,126

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2023	March 31, 2024
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,434,525	5,045,322
Restricted cash	6,120	—
Short-term investments	941,738	985,970
Accounts receivable, net	2,169,042	2,727,305
Prepayments and other assets	2,794,259	2,602,327
Amounts due from related parties	1,707,024	1,716,816
Licensed copyrights, net	582,521	724,610

Total current assets	12,635,229	13,802,350

Non-current assets:
Fixed assets, net	863,813	845,380
Long-term investments	2,260,785	2,217,918
Licensed copyrights, net	6,966,508	6,920,485
Intangible assets, net	309,534	333,395
Produced content, net	13,376,985	13,613,389
Prepayments and other assets	3,518,210	3,845,572
Operating lease assets	683,897	661,171
Goodwill	3,820,823	3,820,823
Amounts due from related parties	158,590	239,328

Total non-current assets	31,959,145	32,497,461

Total assets	44,594,374	46,299,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,671,074	5,897,266
Amounts due to related parties	2,953,658	2,839,277
Customer advances and deferred revenue	4,373,208	4,650,902
Convertible senior notes, current portion	2,802,442	2,854,578
Short-term loans	3,571,637	3,520,199
Long-term loans, current portion	2,000	23,000
Operating lease liabilities, current portion	100,883	97,214
Accrued expenses and other liabilities	2,866,632	3,111,662

Total current liabilities	22,341,534	22,994,098

Non-current liabilities:
Long-term loans	97,990	326,830
Convertible senior notes	8,143,994	8,357,217
Deferred tax liabilities	824	560
Amounts due to related parties	80,566	75,569
Operating lease liabilities	523,747	499,599
Other non-current liabilities	1,220,804	1,276,089

Total non-current liabilities	10,067,925	10,535,864

Total liabilities	32,409,459	33,529,962

Shareholders’ equity:
Class A ordinary shares	237	237
Class B ordinary shares	193	193
Additional paid-in capital	54,971,469	55,122,923
Accumulated deficit	(44,573,428)	(43,918,111)
Accumulated other comprehensive income	1,688,047	1,508,392
Non-controlling interests	98,397	56,215

Total shareholders’ equity	12,184,915	12,769,849

Total liabilities and shareholders’ equity	44,594,374	46,299,811

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	1,001,765	633,586	937,773
Net cash provided by/(used for) investing activities (1,2)	166,845	(1,430,634)	(222,755)
Net cash (used for)/provided by financing activities	(3,356,630)	(22,484)	261,136
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,862)	(31,445)	14,606

Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,196,882)	(850,977)	990,760

Cash, cash equivalents and restricted cash at the beginning of the period	7,861,556	6,131,585	5,280,608
Cash, cash equivalents and restricted cash at the end of the period	5,664,674	5,280,608	6,271,368

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,529,267	4,434,525	5,045,322
Restricted cash	6,120	6,120	—
Long-term restricted cash	1,129,287	839,963	1,226,046

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	5,664,674	5,280,608	6,271,368

Net cash provided by operating activities	1,001,765	633,586	937,773
Less: Capital expenditures (2)	(241)	(19,231)	(22,429)

Free cash flow	1,001,524	614,355	915,344

(1)

Net cash provided by or used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB
Operating income	858,631	773,709	944,753
Add: Share-based compensation expenses	169,046	152,576	139,476
Add: Amortization of intangible assets(1)	6,619	1,533	1,533

Operating income (non-GAAP)	1,034,296	927,818	1,085,762

Net income attributable to iQIYI, Inc.	618,109	466,233	655,317
Add: Share-based compensation expenses	169,046	152,576	139,476
Add: Amortization of intangible assets(1)	6,619	1,533	1,533
Add: Impairment of long-term investments	118,984	62,231	70,745
Add: Fair value loss/(gain) of long-term investments	9,445	(323)	(22,482)
Add: Reconciling items on equity method investments(2)	18,351	—	—
Add: Tax effects on non-GAAP adjustments(3)	(1,021)	(224)	(264)

Net income attributable to iQIYI, Inc. (non-GAAP)	939,533	682,026	844,325

Diluted net income per ADS	0.64	0.48	0.68
Add: Non-GAAP adjustments to earnings per ADS	0.33	0.22	0.19

Diluted net income per ADS (non-GAAP)	0.97	0.70	0.87

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all relevant non-GAAP adjustments.